Mail Stop 6010

May 17, 2006

William P. Donnelly
Chief Financial Officer
Mettler-Toledo International, Inc.
1900 Polaris Parkway
Columbus, OH 43240

      Re: Mettler-Toledo International, Inc.
              Form 10-Q for the Fiscal Quarter Ended March 31, 2006
              Filed May 4, 2006
              Form 8-K filed May 3, 2006
              File No. 001-13595

Dear Mr. Donnelly:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Item 2. Management's Discussion and Analysis, page 17

Results of Operations - Consolidated, page 17

1.   We note your presentation of the non-GAAP measure, adjusted operating income, throughout your MD&A. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). We note that you do not appear to present the most directly comparable GAAP measure of operating income or earnings before taxes or the reconciliation of the non-GAAP measure to the directly comparable GAAP measure. Please tell us how your presentation complies with Item 10 of Regulation S-K, SAB 107 and Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. We may have further comment after reviewing your response.

Form 8-K filed May 3, 2006

2.   Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. We note in your press release that you have identified and discussed the non-GAAP measure adjusted operating income before addressing the changes in the GAAP measures and have not provided the reconciliation to the most directly comparable GAAP measure. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please tell us how your press release complies with the requirements of Item 10. We may have further comment after reviewing your response.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

William P. Donnelly
Mettler-Toledo International, Inc.
May 17, 2006
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant